September 20, 2006

Ms. Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Sweeney:

RE:  COMMUNITY WEST BANCSHARES
     FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
     FILE NO. 000-23575

Enclosed are the Company's responses related to your comment letter dated July 21, 2006.

#1.  Consolidated Statements of Cash Flows
     -------------------------------------

The Company's lending operations, incorporated in our general business model strategy, consist of two unique products that are typically sold to investors in the secondary market: Residential mortgage loans and (selected) SBA loans. Although both loan types are classified in "Loans, held for sale (HFS)" and are carried at the lower of cost or estimated fair value, they are distinctly different products, including a difference as to the timing as to when the decision is made to sell such loans into the secondary market. Because of this distinction, we believe that the cash flows from these loans should be treated differently.

Your comment reference was to paragraph 9 of SFAS 102. The context of paragraphs 8 and 9 appears to specifically pertain more to dealers and trading accounts. The first sentence of paragraph 9 reads, "Some loans are similar to securities in a trading account in that they are originated or purchased specifically for resale and are held for short periods of time." SFAS 102 was issued in February 1989 and effective for 1989 calendar year financial statements. Since that date, the Company has consistently shown the net change in loans, including HFS, in Investing Activities in the Statements of Cash Flows.

When considering the Company's Residential mortgage activities, such loans are similar to securities in a trading account as they are all originated with the intent of somewhat immediate direct sale into the secondary market. These loans are sold within a relatively short (generally three to 15 days) period of time; therefore, when measuring the net change from one point in time to another, such net change usually approximates zero and such change is immaterial. For example, the net change in 2005 and 2004 was $305,000 and $3,198,000, respectively. We believe that this quick turnover fits the "short periods of time" criterion discussed in SFAS 102, but do not believe such amounts are material for a reader when looking at or analyzing the Company's financial statements. SAB No. 99 - Materiality, suggests that quantitative and qualitative factors be assessed for materiality judgments. Most of the factors it lists are related to the Income Statement, where one would expect to have a lower threshold for determining materiality; however, it also suggests that consideration of potential market reaction be assessed. SAB 99 also states that "The materiality of a misstatement may turn on where it is in the financial statements. For example, a misstatement may involve a segment of the registrant's operations. In that instance, in


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assessing  materiality  of a misstatement to the financial statements taken as a whole, registrants and their auditors should consider not only the size of the misstatement but also the significance of the segment information to the financial statements taken as a whole." This immaterial reclassification is not related to an earnings benchmark or fundamental performance issue. We believe that these reclassifications in the Statement of Cash Flows at our financial institution is not material to an investor's perspective, understanding of the business or general operations of the Company.

The majority of the net change in the HFS category relates to the Company's SBA lending business. These loans are significantly different from our Residential mortgage loans in that: (a) these loans are generally not held for short periods of time; (b) only a portion of each loan is sold; and (c) the timing of the determination as to which loans will be sold is not decided at origination. For these reasons, the Company believes that the cash flows related to these SBA loans are most properly classified as Investing activities.

The guaranteed portion of our SBA loans differs from other types of loans held for sale as they are often held for considerable (longer than one year) periods of time before resale. The period of time that a loan must be held is often unknown when the loan is originated and not determined until some future date. For instance, many of the SBA loans are construction-type loans or financing periodic equipment purchases. Even when we have identified that we intend to sell the guaranteed portion of these loans, they are not eligible to be sold until the loan proceeds have been fully disbursed. In fact, we derive a significant amount of interest income from these loans during the time between initial funding and sale. Since such loans are not actively traded, they do not appear to fit the "held for short periods of time" criterion discussed in SFAS 102.

Similar to a loan participation agreement, only a portion of an SBA loan is sold into the secondary market. Generally, only the portion of the loan subject to the 75% SBA guarantee may be sold. The Company follows guidance proscribed by SFAS 65, as amended, and other promulgated GAAP in accounting for SBA loans. We classify the guaranteed portion as HFS because of our intent to ultimately sell the guaranteed portion, if possible, and the Company's successful history of selling these participations. However, because we remain an investor in the unguaranteed portion of these loans through maturity, and for other reasons discussed below, we do not believe that these assets are acquired specifically for resale as discussed in SFAS 102.

The determination as to whether the guaranteed portion of an SBA loan will be sold is not made at the time of origination. Rather, the determination is made from time to time, typically on at least a quarterly basis, when we determine that market conditions warrant and we have a sufficient pool of loans for sale. Although historically we have sold the guaranteed portion of a majority of our SBA loans, the determination as to when and if the loan will be sold is dependent on many factors. In addition, even when we have made a determination as to our intent, the SBA loans can only be sold when an investor is identified, the investor has conducted appropriate due diligence and the Company receives an agreeable premium price. Sometimes, because different investors are preferential to particular industries, a loan may not be eligible to be sold to one investor but may be perfectly acceptable to another investor. It should be noted that the Company classified the entire amount of the guaranteed portion of the SBA loans as HFS as of December 31, 2005 and 2004.


#2.  Loan Sales and Servicing
     ------------------------

The Company's policy for the loan rate locks was noted in Note 3 to the audited financial statements, and is copied verbatim in the following paragraph. The Company's mortgage business is such that the customer documents are not signed until we have a signed takeout agreement from the investor. We are


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doing  the loan with the customer according to the investor's terms, and we sell
100% of the loans. There is never a point whereby the Company has any interest-rate risk; therefore, there is substantively no balance sheet or income statement effect.

     - From Note 3: MORTGAGE LOAN SALES - In the normal course of business, the Company enters into mortgage loan rate lock commitments with potential borrowers. Simultaneously, the Company enters into a "best efforts" forward sale commitment to sell the locked loans to a third party investor. Since the two commitments directly offset and create a perfect hedge, there is no interest rate risk to the Company; therefore, there is no material net income statement effect. At December 31, 2005 and 2004, the Company had $8.1 million and $6.2 million, repectively, in outstanding mortgage loan commitments.

We believe this letter is responsive to your comments. Please do not hestitate to call (805-692-4409) if you have questions.

Very truly yours,


Charles G. Baltuskonis
Executive Vice Presient and Chief Financial Officer

cc: William R. Peeples, Chairman of the Board of Directors and Audit Committee, Community West Bancshares
     Lynda J. Nahra, President and Chief Executive Officer
     Bill L. Browning, Partner, Ernst & Young
     Chris Harley, Securities and Exchange Commission